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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                 SODAK GAMING, INC.
                                  (Name of Issuer)



                           Common Stock, $.001 par value
                           (Title of Class of Securities)



                                    833777 10 5
                                   (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on following page(s))

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                                                              Page 2 of 4 pages

                                    SCHEDULE 13G
                                    ------------


CUSIP NO.  833777 10 5


1.        NAME OF REPORTING PERSON

          Roland W. Gentner

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a)  [__]
                                             (b)  [__]
3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION  United States Citizen

          USA
                         5.   SOLE VOTING POWER - 2,230,766
           NUMBER OF          (Includes 48,266 options currently exercisable by
            SHARES            Mr. Gentner)
          BENEFICIALLY   6.   SHARED VOTING POWER - None
            OWNED BY
             EACH
           REPORTING     7.   SOLE DISPOSITIVE POWER - 2,230,766
             PERSON           (Includes 48,266 options currently exercisable by
              WITH            Mr. Gentner)
                         8.   SHARED DISPOSITIVE POWER - None


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,230,766 (Includes 48,266 options currently exercisable by Mr. Gentner)

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [__]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.8%

12.       TYPE OF REPORTING PERSON*

          IN



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                                                              Page 3 of 4 pages

ITEM 1(a).     NAME OF ISSUER
               Sodak Gaming, Inc. (the "Issuer"), Common Stock, par value $.001

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               5301 South Highway 16
               Rapid City, South Dakota  57701

ITEM 2(a).     NAME OF PERSON FILING
               Roland W. Gentner

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE
               5301 South Highway 16
               Rapid City, SD  57701

ITEM 2(c).     CITIZENSHIP
               USA

ITEM 2(d).     TITLE OF CLASS OF SECURITIES
               Common Stock, $.001 par value

ITEM 2(e)      CUSIP NUMBER
               833777 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13(d)-2(b), CHECK WHETHER THE PERSON FILING IT IS A:

     (a)  [   ]     Broker or Dealer registered under Section 15 of the Act

     (b)  [   ]     Bank as defined in section 3(a)(6) of the Act

     (c)  [   ]     Insurance Company as defined in section
                    3(a)(19) of the Act

     (d)  [   ]     Investment Company registered under section 8
                    of the Investment Advisers Act of 1940

     (e)  [   ]     Investment Adviser registered under section
                    203 of the Investment Advisers Act of 1940

     (f)  [   ]     Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund

     (g)  [   ]     Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G)

     (h)  [   ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


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                                                              Page 4 of 4 pages

ITEM 4.   OWNERSHIP

     (a)  Amount Beneficially Owned:  2,230,766


     (b)  Percent of Class:  9.8%


     (c)  Number of Shares as to Which Such Person Has:

          (i) sole power to vote or to direct the vote: 2,230,766. Includes 48,266 shares subject to options currently exercisable by Mr. Gentner.

          (ii)  shared power to vote or to direct the vote:  none.

          (iii) sole power to dispose or to direct the disposition of:
                2,230,766. Includes 48,266 shares subject to options currently exercisable by Mr. Gentner.

          (iv)  shared power to dispose or to direct the disposition of:
                    none.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998


                                                    /s/ Roland W. Gentner
                                                  -----------------------------

                                                  Roland W. Gentner